

Mail Stop 7010

October 20, 2006

Via U.S. mail and facsimile

Mr. Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
4100 Clinton Drive
Houston, TX 77020-6237

> **Re:** **KBR, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2006**
> **File No. 333-133302**

Dear Mr. Burgher:

　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　　　　　　　　　　　　　　　Please note that we are awaiting responses to comments 51, 67 and 68 from our letter dated May 12, 2006.

Risk Factors, page 10

Our G&A segment is directly affected by spending…, page 10

2.　　　　　　　　　　　　　　　We note the disclosure in the second to last sentence of the first bullet that your LogCap III sole-supplier contract is being terminated. Please discuss the process by which your contract is being terminated and the impact of losing this contract on your company and business, including quantification of lost revenue.

We failed to follow existing internal control policies and procedures…, page 15

3.   We note that you have restated certain of your financial statements. We also note that you discuss part of the restatement in this risk factor. Please add a risk factor that discusses the full restatement, including the reason(s) for the restatement, and its impact on your financial statements. In addition, discuss the risk of relying on your financial statements, as you have indicated that you cannot conclude that the control deficiency that led to a portion of the restatement has been remediated.

4.   Please describe in greater detail the material weakness. Please also explain how the weakness was discovered and how you will remediate the weakness.

The SEC and the DOJ are investigating the actions of agents in foreign…, page 18

5.   We note the disclosure in the third paragraph regarding the potential fines. To the extent practicable, please disclose the magnitude of these fines so that an investor may understand the risk. For example, you state that "…penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain…" It would appear that you could disclose the amount of your gain so that an investor could understand your potential aggregate liability. Please revise accordingly. In addition, please clarify, if true, that a fine based on the amount of your gain would be measured at the time of imposition of the fine and, therefore, would include the gain you currently generate.

6.   We note that the disclosure in this risk factor and in the section entitled "FCPA Investigations" beginning on page 96 appears to indicate that the investigations involve activities that took place many years ago and do not involve any recent activities. In this regard, we note the disclosure in the second paragraph of this risk factor regarding certain activities "commencing at least 10 years ago" and "prior to 1998". It is unclear from this language whether the investigations also involve more recent or current activities. Please revise to clarify.

Potential consequences arising out of the investigations into FCPA Matters…, page 19

7.   Please delete the fourth sentence of the first paragraph, as mitigating disclosure is not appropriate in risk factor disclosure.

Dividend Policy, page 36

8. Please disclose the purpose of the dividend you will pay to Halliburton.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 39

9. We note your response to comment 8 of our letter dated June 7, 2006. Your current disclosures do not indicate that you will be presenting pro forma per share data related to the dividend given that the dividend amount appears to exceed earnings in the current year. Please advise or revise, as necessary. See SAB Topic 1:B.3.

10. Please indicate on the face of each pro forma financial statement that amounts are presented in millions.

Note 2. Pro Forma Adjustments and Assumptions

Pro Forma Income Statement, page 44

11. We note your response to comment 9 of our letter dated June 7, 2006. Please show precisely how the amount of adjustment (f) was computed. You should disclose the amount of each debt being repaid multiplied by the corresponding interest rate to arrive at the amount of interest expense to be deducted in the pro forma adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). Make the appropriate revisions.

12. We note your response to comment 11 of our letter dated June 7, 2006. In addition to your current presentation of historical EPS and pro forma EPS on the face of the pro forma statements of operations, please provide a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please provide this reconciliation in a note to your pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

Management's Discussion and Analysis

Results of Operations

Six months ended June 30, 2006 compared to six months ended June 30, 2005, page 54

13.   In your discussion of revenue
from your gas monetization projects, you state that except for the Escravos GTL
project and the front-end engineering and design work performed on your Pearl
project, which you consolidate, you account for these projects using the equity
method of accounting. Please clarify whether the amounts included in your
discussion regarding the Yemen and Skikda LNG Projects represent the equity in
earnings amount recorded by you related to these projects or the total project
revenue.

Commitments and other contractual obligations, page 64

14.   Please revise footnote (b) to
the table to disclose the total amount of debt that you will repay with the proceeds
of your offering and available cash.

Enforceability of Halliburton FCPA Indemnification, page 120

15.   We note the disclosure in the
four bullet points. This disclosure appears to imply that the Halliburton FCPA
indemnification will in fact be enforceable under SEC policies and interpretations.
Please revise to remove this implication.

16.   Please remove the statement
that "[c]ourts have approved several SEC settlement agreements implementing
processes similar to the proposed Halliburton indemnification". The terms of any
SEC settlement relate only to the specific to the facts and circumstances in issue.
You should not imply that your indemnification bears any similarity to any
agreement that is the subject of an SEC settlement, or that your facts and
circumstances would lead to a similar settlement.

Financial Statements

General

17.   Page 39 indicates that a stock
split will occur immediately prior to this offering. Please revise your financial
statements and your disclosures throughout the filing to give retroactive effect to
the expected stock split. Doing this in the next amendment will save us
substantial review time in future amendments. If your auditors believe that only a
"draft" report can be presented, due to a pending future event such as the stock
split, they must include in the filing a signed and dated preface to their "draft"
report stating the reason for the "draft" report and that they expect to be in a

position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Consolidated Statements of Operations, page F-3

18. We note your response to prior comment 18. It remains unclear how you determined it was appropriate to include equity in earnings (losses) of unconsolidated affiliates in revenues. Please revise your financial statements for each period to exclude these amounts from your determination of total revenue.

Notes to Financial Statements

Note 4. Correction of prior period results, page F-13

19. In regards to your consolidated 50%-owned GTL project you state you determined that approximately $16 million of the $148 million charge was based on information available to you but not reported as of March 31, 2006. In light of this, it is unclear why you did not restate your financial statements for the quarter ended March 31, 2006 to record the entire $16 million charge. Given that the remaining $7 million charge recorded in the quarter ended June 30, 2006 represents approximately 12% of your income from continuing operations before income taxes and minority interest as previously reported, please further advise how you determined the amounts related to the remaining charge were not material to 2006.

20. Please clearly show the impact of the restatements by disclosing previously reported and restated amounts for each restated financial statement line item as well as for income (loss) from continuing operations before income taxes and minority interest and income (loss) from continuing operations.

21. You state that the $148 million charge related to your 50%-owned GTL project was primarily attributable to increases in the overall estimated cost to complete the project. Please disclose the type of costs and corresponding amounts that compose the $148 million charge. For each type of cost, please disclose the specific facts and circumstances that led you to determine that these costs have increased from your original estimates. Refer to paragraph 84 of SOP 81-1. Please tell us how you identified

these additional costs during the first six months of 2006; tell us the specific information that became available to you during this time that resulted in your determination that an additional charge needed to be recorded.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Darrell W. Taylor
        Baker Botts L.L.P.
        910 Louisiana Street
        Houston, TX 77002-4995

        Mr. Andrew M. Baker
        Baker Botts L.L.P.
        2001 Ross Avenue
        Dallas, TX 75201-2980

        Mr. John B. Tehan
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954